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                    September 12, 2023

       Shawn Owen
       Interim Chief Executive Officer
       Salt Blockchain Inc.
       c/o Ballard Spahr LLP
       1735 Market Street, 51st Floor
       Philadelphia, PA 19103

                                                        Re: Salt Blockchain
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form 10-12G
                                                            Filed September 10,
2021
                                                            Response Dated July
31, 2023
                                                            File No. 000-56283

       Dear Shawn Owen:

               We issued comments to you on the above captioned filing on August 25, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 26, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact David Lin at (202) 551-3552 or Sandra Hunter Berkheimer at (202) 551-
       3758 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Crypto Assets